SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒            Form 40-F      ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      ☐            No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Circular regarding renewal of continuing connected transactions and strategic agreement, proposed amendments to Articles of Association and change of supervisors, dated November 13, 2009	A-1

1.2	Notice of the extraordinary general meeting, dated November 13, 2009	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 16, 2009	By:	/S/ WANG XIAOCHU
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

STRATEGIC AGREEMENT, PROPOSED AMENDMENTS TO ARTICLES

OF ASSOCIATION AND CHANGE OF SUPERVISORS

Independent Financial Advisor to the Independent Board

Committee and the Independent Shareholders

A letter from the Board is set out on pages 5 to 17 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 18 to 19 of this circular. A letter from ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 20 to 31 of this circular.

A notice dated 13 November 2009 convening the EGM of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 29 December 2009 at 10 : 00 a.m. is set out on pages 35 to 38 of this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

13 November 2009

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2009 Supplemental Agreement”	the supplemental agreement entered into between the Company and CCS on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of the Group entities and CCS Group entities

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time

“Annual Caps”	the maximum aggregate annual values

“Articles of Association”	the article of association of the Company

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“CCS”	China Communications Services Corporation Limited , a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Stock Exchange and whose principal business includes the provision of specialised telecommunications support services offering telecommunications infrastructure services, business process outsourcing services and applications and content and other services to telecommunications operators in the PRC

“CCS Group”	CCS, together with all of its subsidiaries

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

DEFINITIONS

“Community Services Framework Agreement”	the Community Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 29 October 2009 with expiration on 31 December 2010

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“connected person”	as defined in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to approve: (i) the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (iii) the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement); (iv) the proposed amendments to the Articles of Association; and (v) the appointment of Mr. Miao Jianhua as the Supervisor of the Company

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time

“Group”	the Company, together with all of its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi- denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

DEFINITIONS

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this circular are translated from Renminbi at HK$1.00 = RMB0.88. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, formed to advise the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“ING” or “Independent Financial Adviser”	ING Bank N.V., acting as the independent financial adviser, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

“Latest Practicable Date”	9 November 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd

“MIIT”	Ministry of Industry and Information Technology of the PRC

“Permit”	the People’s Republic of China Value-added Telecom Service Operation Permit granted to China Telecom by the MIIT, as amended and renewed from time to time

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Strategic Agreement”	The Strategic Cooperation Framework Agreement entered into between the Company and CCS on 30 August 2006 which sets out the terms of the strategic cooperation between the parties, as amended by its supplemental agreements from time to time

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the committee of Supervisors of the Company

“Supplemental Agreement”	the Supplemental Agreement to the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 15 June 2007 to amend certain terms of the Strategic Agreement in order to expand the geographic scope of mutual strategic cooperation between the parties

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Shang Bing	Xicheng District
Wu Andi	Beijing 100140, PRC
Zhang Jiping
Zhang Chenshuang	Place of business in Hong Kong:
Yang Xiaowei	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Wanchai, Hong Kong
Non-executive Director: Li Jinming Independent Non-executive Directors: Wu Jichuan Qin Xiao Tse Hau Yin, Aloysius Cha May Lung, Laura Xu Erming

13 November 2009

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND

STRATEGIC AGREEMENT, PROPOSED AMENDMENTS TO ARTICLES OF

ASSOCIATION AND CHANGE OF SUPERVISORS

INTRODUCTION

Reference is made to the announcement dated 29 October 2009, in which the Board announced that (i) the Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement in accordance with their respective provisions for a further term of one year expiring on 31 December 2010; (ii) the Company and CCS have entered into the 2009 Supplemental Agreement on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their respective provisions for

LETTER FROM THE BOARD

a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of the Group entities and CCS Group entities; (iii) the Board proposes to make certain amendments to the Articles of Association; and (iv) the Supervisory Committee proposes to appoint Mr. Miao Jianhua as the Supervisor of the Company.

The Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement will expire on 31 December 2009.

As China Telecommunications Corporation is the Company’s controlling shareholder and CCS is a subsidiary of China Telecommunications Corporation, the transactions contemplated under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the proposed Annual Caps for the transactions contemplated under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement are expected to exceed the 2.5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement. The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) is of the view that the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM relating to the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement and the continuing connected transactions contemplated thereunder, the proposed amendments to the Articles of Association of the Company, and the proposed appointment of Mr. Miao Jianhua as the Supervisor of the Company.

LETTER FROM THE BOARD

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION

The Independent Shareholders of the Company approved at an extraordinary general meeting convened on 16 September 2008 : (i) the continuing connected transactions contemplated under the Engineering Framework Agreement and the Annual Cap applicable thereto, and (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the Annual Cap applicable thereto.

Engineering Framework Agreement

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecommunications Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group.

The charges payable for the services under the Engineering Framework Agreement are determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000 (equivalent to approximately HK$568,182), or construction of engineering projects with a value over RMB2,000,000 (equivalent to approximately HK$2,272,727) shall be determined by reference to the tender price. The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

Pursuant to its terms, the Engineering Framework Agreement was renewable for further periods of three years unless the Company notifies China Telecommunications Corporation in writing at least three months prior to the expiration of the term of its intention not to renew the Engineering Framework Agreement.

The Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of one year expiring on 31 December 2010.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement relates to the provision of certain repair and maintenance services, including repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services provided by China Telecommunications Corporation and/or its associates to the Group.

LETTER FROM THE BOARD

The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Pursuant to its terms, the Ancillary Telecommunications Services Framework Agreement was renewable for further periods of three years upon expiration unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Ancillary Telecommunications Services Framework Agreement.

The Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of one year expiring on 31 December 2010.

Reasons for and Benefits of the Transactions Contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

LETTER FROM THE BOARD

Annual Caps

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The Annual Caps for the years ending 31 December 2009 and 31 December 2010, for the transactions contemplated under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement are set out below:

Agreements	Unaudited historical amount for the period from 1 January to 30 September 2009	Annual Caps for the year ending 31 December 2009	Annual Caps for the year ending 31 December 2010

Engineering Framework Agreement	RMB3,889 million (equivalent to HK$4,419 million)	RMB8,327 million (equivalent to HK$9,463 million)	RMB7,052 million (equivalent to HK$8,014 million)

Ancillary Telecommunications Services Framework Agreement	RMB4,246 million (equivalent to HK$4,825 million)	RMB6,800 million (equivalent to HK$7,727 million)	RMB7,700 million (equivalent to HK$8,750 million)

As far as the Directors are aware, none of the Annual Caps for the year ending 31 December 2009 has been exceeded as at the date of this circular. Each of the Annual Caps of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2010 has been determined by reference to the nature of the transactions contemplated under the respective agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the year ending 31 December 2010. The decrease in the Annual Cap for the year ending 31 December 2010 in relation to the Engineering Framework Agreement is mainly attributable to the decrease in expected capital expenditure level for the wireline telecommunication network and facilities for the year ending 31 December 2010, while the Company’s mobile network is leased from China Telecommunications Corporation, which is responsible for the planning, finance and construction of the Company’s mobile network. The increase in the Annual Cap for the year ending 31 December 2010 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the continuing expansion of the Company’s mobile business along with the planned further development and expansion of the sales channel network and the expected increase in repair and maintenance services expenditures. The consideration under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

LETTER FROM THE BOARD

Listing Rules Implications

The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement were entered into between the Company and China Telecommunications Corporation. As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the Annual Caps for the transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) for the year ending 31 December 2010 are expected to exceed the 2.5% threshold under Rule 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

STRATEGIC AGREEMENT AND ITS SUPPLEMENTAL AGREEMENT

The Independent Shareholders of the Company approved at the extraordinary general meetings the signing of the Strategic Agreement between the Company and CCS on 30 August 2006 and the signing of the Supplemental Agreement on 15 June 2007.

Pursuant to the Strategic Agreement and its Supplemental Agreement, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if service terms related to the design, implementation and supervision of the communications engineering provided by CCS are basically the same as those of other service providers, the provincial branches of the Company in the service area of CCS shall annually receive such services from the related wholly-owned subsidiaries of CCS with total value no less than 10.6% of total annual capital expenditure of the related provincial branches of the Company in that year. Under the Strategic Agreement, CCS will offer at least 5% price discount to the Company based on the applicable standard prices for the services in connection with the design, construction, project supervision and management of communication engineering projects. Meanwhile, pursuant to the Strategic Agreement and its Supplemental Agreement, the Company pledged that, in the period between 1 January 2007 and 31 December 2009, if the terms related to certain maintenance management services provided by CCS are basically the same as those of other service providers, the provincial branches of the Company in the service area of CCS shall annually receive such services from the wholly-owned subsidiaries of CCS with total value no less than RMB1,780 million (equivalent to approximately HK$2,023 million).

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement and its Supplemental Agreement include: design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. CCS pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related standards of China or the standards agreed by both parties, and shall be on

LETTER FROM THE BOARD

terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements governed by PRC laws, in respect of the same services, where the terms and conditions of services provided by either party to the Strategic Agreement and its Supplemental Agreement are the same as those provided by Independent Third Party, the party under the Strategic Agreement and its Supplemental Agreement shall have the priority to be appointed as the service provider by the other party.

The pricing basis of the tariff standards (applicable standard prices) under the Strategic Agreement and its Supplemental Agreement is summarised hereunder:

(i)	If the government-prescribed prices are available, the government-prescribed prices shall be used.

(ii)	If the government-guided prices are available, the government-guided prices shall be used.

(iii)	If neither the government-prescribed, nor the government-guided prices are available and a market price is available, the market prices shall be used. The term “market prices” shall be, subject to compliance with PRC laws and regulations, the prices set by the operators at their own discretion and developed through market competition. The market prices shall be determined by reference to the following prices in the following order: (1) the prices charged by an Independent Third Party at the places or the regions in proximity thereto where such types of services are provided in the ordinary course of business; or (2) the then prices charged by an Independent Third Party for providing such types of services in the ordinary course of business in the PRC.

(iv)	If the government-prescribed prices, the government-guided prices and the market prices are not available, the parties shall enter into negotiations based on the principles of fairness, provided that the prices subject to consultation between the parties shall be determined by taking into account the reasonable cost plus a reasonable margin, in which the term “reasonable cost” shall be determined between the parties upon consultation.

(v)	Upon the consent by the parties or in accordance with the relevant laws and regulations, the applicable standard prices may also adopt prices determined by tender as the pricing basis (i.e. in accordance with public bidding pricing method as stated in the Bidding and Tender Law of the People’s Republic of China and other laws and regulations).

Pursuant to the Strategic Agreement and its Supplemental Agreement, with the term covered from 1 January 2007 to 31 December 2009, both parties may negotiate the renewal of the Strategic Agreement upon its expiration. The Company and CCS have entered into the 2009 Supplemental Agreement on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Strategic Agreement to reflect the current structure of the Group entities and CCS Group entities.

LETTER FROM THE BOARD

Reasons for and Benefits of the Transactions Contemplated under the Strategic Agreement and its Supplemental Agreement

The main reasons and benefits for the transactions contemplated under the Strategic Agreement and its Supplemental Agreement are the same as those disclosed in the relevant announcements dated 30 August 2006 and 15 June 2007 and are summarised hereunder:

(i)	To assist the Company in continually receiving stable operational support services of a high quality, and at the same time lowering costs.

The historical unique relationship and long-term cooperation between CCS and the Company has enabled CCS to gain a comprehensive and deep understanding of the Company’s network features and general business needs. Compared to third parties, CCS can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Company will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, CCS is more able to meet the needs of the Company and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. CCS has undertaken to set up a specialised team dedicated to serving the Company. This will enable a more efficient provision of technical preparation required for the development of the Company, and the Company will obtain more systematic and efficient services.

(ii)	To assist in the development of a market-oriented service relationship and ensuring that the Company secures its service sources.

CCS will develop to become an independent and market-oriented operated service provider, and other telecommunication operators will increase their demand for services from CCS. The Company must build a cooperative relationship, in accordance with market principles, with CCS to secure a source to meet its service needs.

CCS has a competitive edge in the areas of technology, research and development and human resources. New businesses in the future might result in an increase in the construction of various operator networks and an increase of operational expenses, and operators might increase their external demands in areas such as: technology, size of operations, human resources. The establishment of a strategic cooperative relationship between the Company and CCS is highly significant to the Company receiving key services.

(iii)	To ensure the Company’s strategic transformation through strategic cooperation with CCS.

The establishment of a strategic cooperative relationship with CCS will assist the Company in building a comprehensive information services business model and improve the cooperation within the value chain. As the Company intensifies its strategic transformation, the Company needs to continuously work on the construction and optimisation of its network to increase the competitiveness of the network. The Company’s out-sourcing strategy on many operational levels will decrease costs, and at the same time enable the Company to receive high quality service and increase its operational efficiency. The Company must strengthen areas such as corporate informational services, IT services and Internet usage and enhance mutually beneficial cooperation within the production chain in order to become a comprehensive informational service provider.

LETTER FROM THE BOARD

Through a strategic cooperative relationship with CCS, the Company may use CCS’s communication engineering resources, technical advantage, professional qualification, rich experience in network support, long-term experience and ability in providing out-sourcing services for operators to enable the Company to become a comprehensive, all-encompassing, one stop shop providing nation-wide network design, facilities management and end-user sales. Through the establishment of a multi-cooperation model, the Company and CCS can mutually benefit from each other’s resources.

Annual Caps

Neither the Strategic Agreement nor its Supplemental Agreement sets out any Annual Caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Strategic Agreement and its Supplemental Agreement are covered by these framework agreements. These frameworks agreements are already subject to Annual Caps and the proposed Annual Caps for the transactions under the Strategic Agreement and its Supplemental Agreement are subsumed under the Annual Caps of those framework agreements between the Company and China Telecommunications Corporation, including the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement (details of which were set out in the announcement dated 29 October 2009).

The Company confirms that all transactions currently contemplated under the Strategic Agreement and its Supplemental Agreement are covered under the existing framework agreements. The Company further confirms that it will comply with relevant listing rule requirements in the future if there will be any transaction under the Strategic Agreement and its Supplemental Agreement not covered under any existing framework agreement.

Listing Rules Implications

China Telecommunications Corporation, the controlling shareholder of the Company, and its associates beneficially own approximately 52.6% of the issued share capital of CCS. CCS is a connected person of the Company and the transactions contemplated under the Strategic Agreement and its Supplemental Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

The continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements contained in Rule 14A of the Listing Rules.

LETTER FROM THE BOARD

BOARD OPINION

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) is of the view that the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that they, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Board proposes to make amendments to the Articles of Association in order to align the description of the scope of business with the relevant wordings in the recently renewed Permit, by substituting the following phrases in Article 13 :

“Type 2 value-added telecommunications businesses, namely, storage and forwarding business, call centre business, Internet access services business and information service business.

Information service business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”

with:

“Type 2 value-added telecommunications businesses, namely, voice mailbox business, fax storage and forwarding business, X.400 email business, call centre business, Internet access services business and information service business (including fixed telephone information service business, Internet information service business and mobile information service business).

Information service business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”

CHANGE OF SUPERVISORS

Mr. Xiao Jinxue has proposed to resign from his position as the Supervisor of the Company due to a change in job responsibility. The resignation will become effective upon approval of the appointment of the new Supervisor at the EGM. The Supervisory Committee proposes to appoint Mr. Miao Jianhua as the Supervisor of the Company. When the relevant resolution approving the appointment of Mr. Miao Jianhua is duly passed at the EGM, the Company will publish an announcement in relation to the resignation and the appointment according to Rule 13.51(2) of the Listing Rules.

LETTER FROM THE BOARD

Mr. Xiao Jinxue has confirmed that he has no disagreement with the Board and that there are no other matters, in relation to his resignation, that need to be brought to the attention of the Shareholders. The Board takes this opportunity to express its gratitude for the valuable contribution of Mr. Xiao Jinxue to the Company during his tenure of office.

Mr. Miao Jianhua, age 57, is the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Save as disclosed herein, Mr. Miao Jianhua has not held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Miao Jianhua has no equity interest in the Company within the meaning of Part XV of the SFO.

Subject to approval by the Shareholders at the EGM, the Company will enter into a service contract with Mr. Miao Jianhua and the Supervisory Committee will determine the remuneration of Mr. Miao Jianhua with reference to his duties, responsibilities, experience as well as current market conditions. The term of Mr. Miao Jianhua’s office shall commence from the date of the relevant resolution until the annual general meeting of the Company for the year 2010 to be held in 2011.

Save as disclosed herein, there is no other information relating to the appointment of Mr. Miao Jianhua to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor any matter which needs to be brought to the attention of the Shareholders of the Company.

THE EGM

A notice convening the EGM of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 29 December 2009 at 10 : 00 a.m. is set out on pages 35 to 38 of this circular, at which ordinary resolutions will be proposed to approve: (i) the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) and the Annual Cap applicable thereto; (iii) the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement); and (iv) the appointment of Mr. Miao Jianhua as the Supervisor of the Company.

LETTER FROM THE BOARD

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the EGM. Further, the proposed amendments will become effective after the relevant procedures for the approval and/or registration or filing in the PRC has been completed.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any Shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement, and the transactions contemplated thereunder at the EGM. No Shareholder of the Company is required to abstain from voting on the resolutions in respect of the amendments to the Articles of Association and the change of Supervisors.

The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to complete and return the attendance slip to the Company on or before 8 December 2009.

Whether or not Shareholders are able to attend the EGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to (for holders of domestic shares of the Company) the Company’s office of the Board of Directors, 31 Jinrong Street, Xicheng District, Beijing 100140, PRC or (for holders of H Shares) Computershare Hong Kong Investor Services Limited, Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 18 to 19 of this circular.

The Company has appointed ING Bank N.V. to advise the Independent Board Committee and the Independent Shareholders in respect of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement. A letter from ING Bank N.V. containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 20 to 31 of this circular.

LETTER FROM THE BOARD

ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the notice of the EGM set out on pages 35 to 38 of this circular and the additional information set out in the appendix to this circular.

By Order of the Board

China Telecom Corporation Limited

Wang Xiaochu

Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

13 November 2009

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND STRATEGIC AGREEMENT

We refer to the circular (the “Circular”) dated 13 November 2009 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 29 October 2009 the Board announced that (i) the Company and China Telecommunications Corporation have agreed on 29 October 2009 to renew the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement in accordance with their respective provisions for a further term of one year expiring on 31 December 2010; and (ii) the Company and CCS have agreed on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012.

The Independent Board Committee was formed on 29 October 2009 to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement and the transactions contemplated thereunder are in the interest of the Company and the Shareholders as a whole, and whether the proposed Annual Cap for the Engineering Framework Agreement (as amended by its supplemental agreements) for the year ending 31 December 2010 and the proposed Annual Cap for the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) for the year ending 31 December 2010 are fair and reasonable, and whether the absence of Annual Caps for the Strategic Agreement and its supplemental agreements is fair and reasonable. ING Bank N.V. has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms and Annual Caps of Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and on the terms of and the absence of Annual Caps for the Strategic Agreement and its supplemental agreements.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The terms of, and the reasons for entering into the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement, and the Annual Caps applicable thereto are set out in the Letter from the Board on pages 5 to 17 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Strategic Agreement and its Supplemental Agreement and the basis upon which their terms and Annual Caps (if applicable) have been determined. We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the terms and Annual Caps of Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the terms of and the absence of Annual Caps for the Strategic Agreement and its supplemental agreements, as set out in the letter from the Independent Financial Adviser on pages 20 to 31 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, and the Strategic Agreement and its Supplemental Agreement are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the proposed Annual Cap for the Engineering Framework Agreement (as amended by its supplemental agreements) for the year ending 31 December 2010 and the proposed Annual Cap for the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements) for the year ending 31 December 2010 are fair and reasonable, and the absence of Annual Caps for the Strategic Agreement and its supplemental agreements is fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the continuing connected transactions contemplated under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Strategic Agreement and its Supplemental Agreement, as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully,

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter prepared by ING setting out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

39/F One International Finance Center,

1 Harbour View Street, Central, Hong Kong

13 November 2009

To the Independent Board Committee and Independent Shareholders

of China Telecom Corporation Limited

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND

STRATEGIC AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the renewal of (i) the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Strategic Agreement and its Supplemental Agreement (the “Relevant Agreements”); (ii) the proposed Annual Caps for the year ending 31 December 2010 for the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement; and (iii) the proposal of no Annual Cap for the Strategic Agreement and its supplemental agreements (collectively the “Transactions”). The details of the Transactions are set out in the circular of the Company dated 13 November 2009 (the “Circular”), of which this letter forms part.

This letter sets out our evaluation of the Transactions and our recommendation in relation thereon to the Independent Board Committee and the Independent Shareholders, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

China Telecommunications Corporation is the controlling shareholder of the Company, holding 70.89% of the issued share capital of the Company, and CCS is 52.6% held beneficially by China Telecommunications Corporation and its associates. Accordingly, China Telecommunications Corporation and CCS are connected persons of the Company and the Transactions constitute non- exempt continuing connected transactions for the Company, and are subject to the reporting, announcement and independent shareholders’ approval requirements, under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company will convene the EGM for the Shareholders to consider and if deemed fit, approve the resolutions in respect of the Transactions. In accordance with the Listing Rules, China Telecommunications Corporation and its associates (as defined in the Listing Rules) will abstain from voting on the resolutions in respect of the Transactions at the EGM. Any vote of the Independent Shareholders at the EGM shall be taken by a poll.

ING is independent from, and not connected with, the Company or any of its substantial shareholders, directors, chief executive, or any of their respective associates, and is accordingly considered qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by the Company in relation to the Transactions, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Transactions. We do not, by this letter, warrant the merits of the Transactions, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions are fair and reasonable and that the entering into of the Transactions is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole.

BASIS OF ADVICE

In formulating our opinion and recommendation with regards to the Transactions, we have reviewed, among others, the Circular, the Relevant Agreements and annual reports of the Company. We have considered information, statements, opinions and representations, given in writing and orally, by the management of the Company (the “Management”). We also reviewed research studies, market data and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Relevant Agreements and the Company as supplied by the Management, as well as research studies, market data and publicly available information. We have assumed that all statements, information, opinions and representations made to us or contained or referred to in the Circular provided by the Company are true, accurate, and complete in all material respects at the time they were made and continue to be so as at the date hereof and that we have relied on the same.

We have been advised by the Management that all material relevant information has been supplied to us and believe that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have assumed that all statements of belief, opinion and intention made by the Management as set forth in the Circular were reasonably made after due and careful enquiries and that there are no other facts or representations, the omission of which would make any statement, information, opinion or representation in the Circular, including this letter, misleading in any material respects. With respect to any financial forecasts, we have assumed that such forecasts have been prepared on bases reflecting reasonable estimates and judgments as to the future financial performance of the Company.

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Management, or conducted any form of investigation into the commercial viability or the future prospects of the businesses and affairs of the Company, China Telecommunications Corporation and their respective associates. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Transactions have been or will be obtained without any delay, limitation, restriction or condition or otherwise which may have any adverse effect on the business of the Company or the contemplated benefits of the Company.

We have not assumed any responsibility for any aspect of the work that any professional advisers have produced in relation to the Transactions and we have assumed as true and accurate and not misleading any work produced by such advisers. We have not provided, obtained or reviewed any tax, regulatory, accounting, actuarial or other advice and as such assume no liability or responsibility in connection therewith. Accordingly, in providing our opinion, we have not taken into account the possible implications of any such advice.

Our opinion is necessarily based upon the financial, economic, market, regulatory, legal and other conditions as they exist on, and the facts, information and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change or subsequent development in any fact or matter affecting the opinions expressed herein which may come or be brought to our attention after the date hereof and we do not have any obligation to update, revise, or reaffirm this letter.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation regarding the Transactions, we have taken into account the following principal factors and reasons:

1.	Historical relationships between the Company and China Telecommunications Corporation and CCS

The Company was incorporated in the PRC in September 2002. As part of its initial restructuring, China Telecommunications Corporation’s telecommunication operations in Shanghai municipality, Guangdong province, Jiangsu province and Zhejiang province, together with related assets, and liabilities were transferred to the Company. After its initial public offering of H Shares and listing on the Stock Exchange and the New York Stock Exchange in November 2002, the Company acquired a number of telecommunications businesses and assets from China Telecommunications Corporation, as well as the CDMA telecommunications business from China Unicom Limited and China Unicom Corporation Limited. Today, the Group is the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services including wireline voice, mobile voice, data, video and multimedia in the PRC.

China Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC on 17 May 2000, is the controlling shareholder of the Company, holding 70.89% of the issued share capital of the Company. Its principal business is the investment holding of companies involved in the provision of telecommunication services in the PRC. In addition to the Company, China Telecommunications Corporation and its associates also beneficially own 52.6% of the existing issued share capital of CCS, a service provider for telecommunications, media and technology companies.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group has entered into various agreements with China Telecommunications Corporation and its provincial subsidiaries relating to the mutual provision of ongoing telecommunications and other services since 2002. These ongoing transactions include engineering services, ancillary telecommunications services, interconnection settlement, centralised services, information technology services, community services, equipment procurement services and property leasing. In addition, the Company entered into the CDMA network capacity lease agreement with China Telecommunications Corporation, effective from 1 October 2008 to 31 December 2010, to lease the capacity on the constructed CDMA cellular telecommunications network (“CDMA Network”) from China Telecommunications Corporation to provide CDMA mobile communication services.

CCS was incorporated in the PRC on 30 August 2006 as a joint stock company with limited liability. Pursuant to a restructuring agreement between China Telecommunications Corporation and CCS, China Telecommunications Corporation transferred its specialised telecommunications support business in the Shanghai municipality, and in the Guangdong, Zhejiang, Fujian, Hubei and Hainan provinces to CCS. CCS was subsequently listed on the Stock Exchange in December 2006. In August 2007, CCS completed the acquisition from China Telecommunications Corporation companies and businesses, which were principally providing telecommunications infrastructure (“TIS”) services, business process outsourcing (“BPO”) services and application, content & others (“ACO”) services, in 13 provinces, municipalities and autonomous regions in the PRC. In May 2008, CCS completed the acquisition of the entire interest in China International Telecommunications Construction Corporation, which is principally engaged in the provision of TIS and BPO services, by way of an equity transfer agreement.

The Company has established strategic business cooperation with CCS since 2007. The cooperation includes the provision by CCS of its engineering related services, maintenance and management services, certain BPO services and ACO services to the Group and the active use of the Group’s products and services in CCS’ own business.

We note that the Company has had long-term cooperation with China Telecommunications Corporation and CCS and as stated in the “Letter from the Board” of the Circular, the Company believes that such cooperation has enabled China Telecommunications Corporation and CCS to gain a comprehensive and deep understanding of the Group’s network features and general business needs and accordingly they are better positioned to provide responsive support services to the Group. The Company also believes that the Group benefits from (i) the high quality stable support from CCS; (ii) the assistance of CCS in securing the Group’s services sources; and (iii) the support to ensure the Company’s strategic transformation.

2.	Renewal of the Relevant Agreements

2.1	Engineering Framework Agreement

The Company and China Telecommunications Corporation entered into the Engineering Framework Agreement on 30 August 2006 with a term expiring on 31 December 2008. The agreement was renewed on 27 July 2008, by way of a supplemental agreement, to extend the term to 31 December 2009. The Engineering Framework Agreement can be

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

renewed for further periods of three years unless the Company notifies China Telecommunications Corporation in writing at least three months prior to the expiration of the term of its intention not to renew the Engineering Framework Agreement. The Company and China Telecommunications Corporation have on 29 October 2009 agreed to renew the Engineering Framework Agreement, in accordance with its provisions, for a further term of one year expiring on 31 December 2010.

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecommunications Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group (the “Engineering Related Services”).

Pursuant to the Engineering Framework Agreement, the Group and China Telecommunications Corporation determine the charges payable for the Engineering Related Services by reference to market rates. For the design or supervision of engineering projects with a value over RMB500,000, or construction of engineering projects with a value over RMB2,000,000, the charges payable shall be determined by reference to the tender price.

The Group does not accord any priority to China Telecommunications Corporation and/ or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

We note that there are no changes to the terms of the Engineering Framework Agreement. The Company only seeks to renew the Engineering Framework Agreement for a further term of one year to 31 December 2010. We further note that the charging basis for the Engineering Related Services has been adopted by the Group since the listing of the Company and is in line with other telecommunications operators in the PRC.

2.2	Ancillary Telecommunications Services Framework Agreement

The Company and China Telecommunications Corporation entered into the Ancillary Telecommunications Services Framework Agreement on 30 August 2006. The agreement was renewed on 27 July 2008 by way of a supplemental agreement to extend the expiry date to 31 December 2009. The Ancillary Telecommunications Services Framework Agreement can be renewed for further periods of three years unless either party notifies the other in writing at least three months prior to the expiry of the term of its intention to terminate the Ancillary Telecommunications Services Framework Agreement. The Company and China Telecommunications Corporation have on 29 October 2009 agreed to renew the Ancillary Telecommunications Services Framework Agreement, in accordance with its provisions, for a further term of one year expiring on 31 December 2010.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Ancillary Telecommunications Services Framework Agreement relates to the provision of certain repair and maintenance services, including repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services provided by China Telecommunications Corporation and/or its associates to the Group (the “Ancillary Telecommunications Services”).

The charges payable by the Company for the Ancillary Telecommunications Services are calculated on the following basis:

(i)	The government-prescribed prices;

(ii)	Where there are no government-prescribed prices but where there are government- guided prices, the government-guided prices apply;

(iii)	Where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	Where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the Ancillary Telecommunications Services, which shall be the reasonable costs incurred in providing the same services plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

We note that there are no changes to the terms of the Ancillary Telecommunications Services Framework Agreement. The Company only seeks to renew the Ancillary Telecommunications Services Framework Agreement for a further term of one year to 31 December 2010. We further note that the charging basis for the Ancillary Telecommunications Services has been adopted by the Group since the listing of the Company and is in line with other telecommunications operators in the PRC.

2.3	Strategic Agreement

The Company and CCS entered into the Strategic Agreement on 30 August 2006. The agreement took effect on 1 January 2007 with a term expiring on 31 December 2009. A Supplemental Agreement was entered between the Company and CCS on 15 June 2007 to expand the geographic scope under the Strategic Agreement. Upon expiry of the Strategic Agreement and its Supplemental Agreement, they can be renewed on mutual consent between the Company and CCS. The Company and CCS have entered the 2009 Supplemental Agreement on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement, in accordance with their provisions, for a further term of three years expiring on 31 December 2012.

The Strategic Agreement and its Supplemental Agreement establish the terms upon which there can be strategic business cooperation between the Company and CCS in the areas which include: design, implementation and supervision of the communications engineering (the “Communications Engineering Services”), maintenance and management

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

service (the “Maintenance and Management Services”), contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties.

The geographic scope of the strategic cooperation between the Company and CCS under the Supplemental Agreement covers 19 provinces, municipalities and autonomous regions. These 19 provinces, municipalities, and autonomous regions are Shanghai municipality, Guangdong province, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province and Xinjiang Uygur autonomous region (the “Designated Service Areas”). Both the Company and CCS have made acquisitions to expand their respective businesses since the entering into of the Supplemental Agreement. In addition, the Company undertook restructuring in 2008 and established provincial branches to take over the management and operation of the Company’s wholly-owned provincial subsidiaries by way of merger through absorption. The restructuring was mainly aimed to enhance the integration of the Group’s resources and to improve the Group’s overall efficiency. The Strategic Agreement and its Supplemental Agreement will be renewed to cover strategic cooperation between the Group and CCS together with their acquired businesses.

The applicable standard prices for the services under the Strategic Agreement and its Supplemental Agreement are calculated on the following basis:

(i)	The government-prescribed prices;

(ii)	Where there are no government-prescribed prices but where there are government- guided prices, the government-guided prices apply;

(iii)	Where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price, subject to compliance with PRC laws and regulations, is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	Where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the services under the Strategic Agreement and its Supplemental Agreement, which shall be the reasonable costs incurred in providing such services plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Upon consent by both parties or in accordance with the relevant laws and regulations, the applicable standard prices may also be the prices set by tender.

Under the Strategic Agreement and its Supplemental Agreement, minimum spending amounts (the “Minimum Spending Amounts”) have been prescribed for the provision of Communications Engineering Services and Maintenance and Management Services provided by CCS to the Group. No changes to the Minimum Spending Amounts will be made in

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

the renewal of the Strategic Agreement and its Supplemental Agreement despite the expanded geographic coverage of the strategic cooperation as described above. The provisions for the Minimum Spending Amounts set out in the 2009 Supplemental Agreement are as follows:

Minimum Spending Amounts

Communications Engineering Services	The Company undertakes that during the effective period of the Strategic Agreement, under basically the same terms and conditions, the Company’s provincial branches in the Designated Service Areas will annually accept services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) in respect of the Communications Engineering Services with total value not less than 10.6% of the total annual capital expenditure incurred that year by the provincial branches of the Company.

Maintenance and Management Services	The Company undertakes that during the effective period of the Strategic Agreement, under basically the same terms and conditions, the Company’s provincial branches in the Designated Service Areas will annually accept Maintenance and Management Services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) amounting to an aggregate of not less than RMB1,780 million.

Under the Strategic Agreement, CCS will offer at least a 5% price discount to the Company based on the applicable standard prices for the Communications Engineering Services.

We note that there are no substantive changes to the terms of the Strategic Agreement and its Supplemental Agreement. The 2009 Supplemental Agreement is primarily aimed at extending the term of the Strategic Agreement and its Supplemental Agreement to 31 December 2012.

As stated in the “Letter from the Board” of the Circular, the Directors are of the opinion that the Relevant Agreements have been entered into in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

3.	Annual Caps

As set out in the “Letter from the Board” of the Circular, the Company proposes to set the new Annual Caps for the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2010.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.1	Annual Caps for the Engineering Framework Agreement and the Ancillary Telecommunications Services Agreement

The table below sets out the actual aggregate amounts transacted during the two years ended 31 December 2007 and 2008 and the nine months ended 30 September 2009, the existing Annual Caps for the year ending 31 December 2009 and the new Annual Caps for the year ending 31 December 2010 in relation to the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement.

Continuing connected transactions	The actual aggregate amount transacted in 2007 (RMB million)	The actual aggregate amount transacted in 2008 (RMB million)	The actual aggregate amount transacted in nine months ended 30 September 2009 (RMB million)	The existing Annual Cap in 2009 (RMB million)	The new Annual Cap in 2010 (RMB million)
Engineering Framework Agreement	7,815	7,877	3,889	8,327	7,052

Ancillary Telecommunications Services Framework Agreement	3,574	4,536	4,246	6,800	7,700

As far as the Directors are aware, none of the Annual Caps for the Engineering Services and the Ancillary Telecommunications Services for the year ending 31 December 2009 have been exceeded as at the date of this letter.

3.2	Reasons for the Annual Caps

In determining whether the Annual Caps proposed by the Company are fair and reasonable and are in the interests of the Company and its Shareholders as a whole, the Management has provided us with information on the bases for setting the Annual Caps.

3.2.1 Engineering Framework Agreement

We note that the Annual Cap for the year ending 31 December 2010 in relation to the Engineering Framework Agreement (the “Engineering New Cap”) is 15% lower than the Annual Cap for the year ending 31 December 2009.

We have discussed with the Management the bases for lowering the Engineering New Cap. The Management confirms that the Engineering New Cap is determined with reference to the nature of Engineering Related Services, the existing scale and operations of the Group’s business and the forecast level of expenditure of the services. The Management confirms that the decrease in the Engineering New Cap is mainly attributable to the decrease in expected capital expenditure level for the wireline telecommunication network and facilities for the year ending 31 December 2010. The decrease reflects the increased substitution of wireline telephone services with mobile phones and the diversification of the means of communications. Although the Group has begun to provide CDMA mobile telecommunications services, the CDMA Network is leased from China Telecommunications Corporation, which is responsible for the planning, financing and construction of the CDMA Network. As stated in the interim report of the Company, capital expenditure for the six months ended 30 June 2009, decreased by 9.3% to RMB17,033 million as compared to the same period in 2008.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the foregoing, we are of the view that the Engineering New Cap reflects the Company’s expected normal business needs.

3.2.2 Ancillary Telecommunications Services Framework Agreement

There is an increase of 13% in the Annual Cap for the year ending 31 December 2010 for the Ancillary Telecommunications Services Framework Agreement (the “Ancillary New Cap”) as compared to the Annual Cap for the year ending 31 December 2009.

The Management has confirmed that the increase in the Ancillary New Cap in the year 2010 is mainly attributed to (i) the continuing expansion of the CDMA business. As stated in the interim report of the Company for the six months ended 30 June 2009, the number of mobile subscribers increased by 11.37 million for the six months ended 30 June 2009, with a total number of 39.28 million mobile subscribers at the end of June 2009; (ii) the planned further development and expansion of the sales channel network; and (iii) the expected increase in repair and maintenance services expenditures. We note that pursuant to the CDMA network capacity lease agreement, the Company is responsible for the operation, management and maintenance of the CDMA Network.

Based on the foregoing, we are of the view that the increase in the Ancillary New Cap is the results of normal business growth of the Company.

3.2.3 Strategic Agreement

As stated in the “Letter from the Board” of the Circular, neither the Strategic Agreement nor its Supplemental Agreement sets out any Annual Caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Strategic Agreement and its Supplemental Agreement are covered by these framework agreements. These framework agreements are already subject to Annual Caps and the proposed Annual Caps for the transactions under the Strategic Agreement and its Supplemental Agreement are subsumed under the Annual Caps for the said framework agreements between the Company and China Telecommunications Corporation, including the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement. The Community Services Framework Agreement relates to the provision of property management (which is part of the scope of the strategic cooperation between the Company and CCS) and other services by China Telecommunications Corporation and/ or its affiliates to the Group. Further details are set out in the announcement of the Company dated 29 October 2009. We note that all transactions currently contemplated under the Strategic Agreement and its Supplemental Agreement are covered under the existing framework agreements. We also note that the Company will comply with relevant Listing Rule requirements in the future if there is any transaction under the Strategic Agreement and its Supplemental Agreement not covered under any existing framework agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Annual review of transactions under the Relevant Agreements

Under the Listing Rules, each year, the independent non-executive directors of the Company (“Independent Non-Executive Directors”) must review the transactions under the Relevant Agreements and confirm in the Company’s annual report and accounts that the same have been entered into:

(1)	in the ordinary and usual course of business of the Company;

(2)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) Independent Third Parties; and

(3)	on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Company will also be required to comply with all other continuing obligations under the Listing Rules, including confirmation from its auditors that the Engineering New Cap and the Ancillary New Cap have not been exceeded. In addition, in respect of the written agreements to be entered into, to the extent that the terms are materially different from those of the existing written agreement, the Company will publish an announcement and will re-comply with the reporting and announcement and/or independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CONCLUSIONS AND RECOMMENDATION

Having analysed and considered the principal factors as set out above, we would like to draw Shareholders’ attention to the following key factors, which should be read in conjunction with, and interpreted in, the full context of the Circular, in arriving at our conclusion:

(i)	the Company considers that the historical unique relationship and long-term cooperation between China Telecommunications Corporation and the Group has enabled China Telecommunications Corporation and/or its associates(including CCS) to gain a comprehensive and deep understanding of the Group’s network features and general business needs, and accordingly they are better positioned to meet and respond to the needs of the Group and to provide responsive support services in a speedy and reliable manner;

(ii)	the Company also believes that the transactions contemplated under the Strategic Agreement and its Supplemental Agreement will benefit the Company in the following ways:

(a)	CCS to assist the Company in continually receiving stable and high quality operational support services;

(b)	CCS ensures that the Company secures its service sources; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(c)	To ensure the Company’s strategic transformation through strategic cooperation with CCS;

(iii)	the Company seeks to renew the Engineering Framework Agreement for a further term of one year to 31 December 2010. There are no other changes to the agreement;

(iv)	the Company seeks to renew the Ancillary Telecommunications Services Framework Agreement for a further term of one year to 31 December 2010. There are no other changes to the agreement;

(v)	the Company seeks to renew the Strategic Agreement and the Supplemental Agreement for a further term of three years to 31 December 2012. There are no substantive changes to the agreements;

(vi)	the Engineering New Cap is approximately 15% lower than the Annual Cap for the year ending 31 December 2009, which is mainly attributed to the decrease in expected capital expenditure level for the wireline telecommunication network and facilities for the year ending 31 December 2010;

(vii)	the Ancillary New Cap is 13% higher than the Annual Cap for the year ending 31 December 2009, which is determined after taking into account, among others, the continuing expansion of the mobile business, the planned further development of the sales channels and the expected increase in repair and maintenance services expenditures;

(viii)	the proposed Annual Cap for the transactions under the Strategic Agreement and its Supplemental Agreement are subsumed under the Annual Caps of the framework agreements between the Company and China Telecommunications Corporation as described in the sections above; and

(ix)	the services in relation to the Transactions will be subject to annual review by the Independent Non-Executive Directors who will confirm whether the services are carried out in the ordinary and usual course of business of the Company, on normal commercial terms or on terms no less favourable to the Company than terms available to or from independent third parties, and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Based on the above, we are of the opinion that the renewal of the Relevant Agreements is in the ordinary and usual course of business and that the terms of the renewal of the Relevant Agreements, the Engineering New Cap, the Ancillary New Cap and the absence of Annual Cap for the Strategic Agreement and its supplemental agreements, are fair and reasonable and in the interests of the Company and its Shareholders as a whole so far as the Company and the Shareholders are concerned. Therefore, we advise the Independent Shareholders and the Independent Board Committee to recommend that the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the EGM in relation to the Transactions.

Yours faithfully,
For and on behalf of
ING BANK N.V.
Wang Chang Hong
Managing Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group, apart from their service contracts.

(ii)	As at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO), (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, save that Mr. Wang Xiaochu, Mr. Shang Bing, Madam Wu Andi, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin were employees of China Telecommunications Corporation and Mr. Li Jinming was the chairman of Guangdong Rising Assets Management Co., Ltd., none of the Directors or Supervisors was a director or employee of a company which has any interests or short positions in the shares and underlying shares of equity derivatives of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX	GENERAL INFORMATION

5.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and his/ her respective associate(s) was interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

6.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2008, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	QUALIFICATIONS AND CONSENTS

The following are the qualifications of the Independent Financial Advisor who has given opinions or advice contained or referred to in this circular:

Name	Qualifications

ING	A registered institution under the SFO , registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

ING issued a letter dated 13 November 2009 for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders.

ING has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, ING held 3,859,607 H Shares, representing approximately 0.005% of the total issued share capital of the Company. In addition, ING held 204,000 H Shares as a custodian on behalf of its clients, representing approximately 0.0003% of the total issued share capital of the Company. Save as disclosed above, as at the Latest Practicable Date, ING was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

8.	MISCELLANEOUS

(i)	The Company Secretary is Mr. Yung Shun Loy, Jacky (FCPA, FCCA, CPA (Aust)).

(ii)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100140, PRC.

APPENDIX	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day from the date of this circular until 27 November 2009 :

(i)	the Articles of Association;

(ii)	the Engineering Framework Agreement;

(iii)	the Ancillary Telecommunications Services Framework Agreement;

(iv)	the Strategic Agreement and its Supplemental Agreement;

(v)	the 2009 Supplemental Agreement;

(vi)	the Community Services Framework Agreement; and

(vii)	this circular.

NOTICE OF THE EGM

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 31 Jinrong Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC”) on 29 December 2009 at 10 : 00 a.m., for the purpose of considering and, if thought fit, passing the following ordinary resolutions and a special resolution, respectively:

ORDINARY RESOLUTIONS

1.	“THAT the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the chairman of this meeting (the “Chairman”) and for the purpose of identification marked “A”, together with the proposed Annual Cap be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

2.	“THAT the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, together with the proposed Annual Cap be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

3.	“THAT the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement), a copy of which has been initialled by the Chairman and for the purpose of identification marked “C”, be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

NOTICE OF THE EGM

4.	“THAT:

(a)	the election of Mr. Miao Jianhua as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2010 to be held in 2011;

(b)	any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Mr. Miao Jianhua; and

(c)	the Supervisory Committee of the Company be and is hereby authorised to determine Mr. Miao Jianhua’s remuneration.

SPECIAL RESOLUTION

5.	“THAT:

(a)	the Articles of Association of the Company be and are hereby amended as follows:

In the Article 13 of the Articles of Association, substituting the phrases:

“Type 2 value-added telecommunications businesses, namely, storage and forwarding business, call centre business, Internet access services business and information service business.

Information service business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”

with:

“Type 2 value-added telecommunications businesses, namely, voice mailbox business, fax storage and forwarding business, X.400 email business, call centre business, Internet access services business and information service business (including fixed telephone information service business, Internet information service business and mobile information service business).

Information service business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”; and

NOTICE OF THE EGM

(b)	any Director of the Company be and is hereby authorised to take all actions which in his/her opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.”

By Order of the Board

China Telecom Corporation Limited

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC, 13 November 2009

Notes:

(1)	With regard to resolution number 4 in this notice, details of the relevant Supervisor is set out in the circular to Shareholders dated 13 November 2009. Capitalised terms used in this notice shall have the same meanings ascribed to them in the Company’s circular to Shareholders dated 13 November 2009.

(2)	Concerning the above resolution number 5, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

(3)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4 : 30 p.m. on 27 November 2009 and then register as Shareholders on the register of members of the Company are entitled to attend the EGM.

(4)	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at the EGM. A proxy needs not be a Shareholder.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H Shares not less than 24 hours before the designated time for the holding of the EGM or any adjournment thereof. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the EGM if he so wishes.

The address of the share registrar for the Company’s H Shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806–1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100140

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(6)	All resolutions proposed at the EGM will be voted by way of poll.

NOTICE OF THE EGM

(7)	The registration procedure for attending the EGM:

(a)	Shareholders attending the EGM in person or by proxy shall present their identity certification. If the attending Shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the EGM.

(b)	Shareholders intending to attend the EGM shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 8 December 2009.

(8)	Closure of the register of members:

The register of members of the Company will be closed from 29 November 2009 to 29 December 2009 (both dates inclusive).

(9)	The EGM is expected to last for half a day and Shareholders (in person or by proxy) attending the EGM shall be responsible for their own transport and accommodation expenses.

(10)	As of the date of this notice, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 31 Jinrong Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC”) on 29 December 2009 at 10 : 00 a.m., for the purpose of considering and, if thought fit, passing the following ordinary resolutions and a special resolution, respectively:

ORDINARY RESOLUTIONS

1.	“THAT the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the chairman of this meeting (the “Chairman”) and for the purpose of identification marked “A”, together with the proposed Annual Cap be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

2.	“THAT the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, together with the proposed Annual Cap be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

3.	“THAT the continuing connected transactions contemplated under the Strategic Agreement and its Supplemental Agreement (as amended by the 2009 Supplemental Agreement), a copy of which has been initialled by the Chairman and for the purpose of identification marked “C”, be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

4.	“THAT:

(a)	the election of Mr. Miao Jianhua as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2010 to be held in 2011;

(b)	any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Mr. Miao Jianhua; and

(c)	the Supervisory Committee of the Company be and is hereby authorised to determine Mr. Miao Jianhua’s remuneration.

SPECIAL RESOLUTION

5.	“THAT:

(a)	the Articles of Association of the Company be and are hereby amended as follows:

In the Article 13 of the Articles of Association, substituting the phrases:

“Type 2 value-added telecommunications businesses, namely, storage and forwarding business, call centre business, Internet access services business and information service business.

Information service business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”

with:

“Type 2 value-added telecommunications businesses, namely, voice mailbox business, fax storage and forwarding business, X.400 email business, call centre business, Internet access services business and information service business (including fixed telephone information service business, Internet information service business and mobile information service business).

Information service business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.”; and

(b)	any Director of the Company be and is hereby authorised to take all actions which in his/her opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.”

By Order of the Board

China Telecom Corporation Limited

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC, 13 November 2009

Notes:

(1)	With regard to resolution number 4 in this notice, details of the relevant Supervisor is set out in the circular to Shareholders dated 13 November 2009. Capitalised terms used in this notice shall have the same meanings ascribed to them in the Company’s circular to Shareholders dated 13 November 2009.

(2)	Concerning the above resolution number 5, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

(3)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4 : 30 p.m. on 27 November 2009 and then register as Shareholders on the register of members of the Company are entitled to attend the EGM.

(4)	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at the EGM. A proxy needs not be a Shareholder.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H Shares not less than 24 hours before the designated time for the holding of the EGM or any adjournment thereof. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the EGM if he so wishes.

The address of the share registrar for the Company’s H Shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806–1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100140

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(6)	All resolutions proposed at the EGM will be voted by way of poll.

(7)	The registration procedure for attending the EGM:

(a)	Shareholders attending the EGM in person or by proxy shall present their identity certification. If the attending Shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the EGM.

(b)	Shareholders intending to attend the EGM shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 8 December 2009.

(8)	Closure of the register of members:

The register of members of the Company will be closed from 29 November 2009 to 29 December 2009 (both dates inclusive).

(9)	The EGM is expected to last for half a day and Shareholders (in person or by proxy) attending the EGM shall be responsible for their own transport and accommodation expenses.

(10)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

B-4